

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 9, 2010

Mr. Alan D. Gold
Chief Executive Officer
BioMed Realty Trust, Inc.
17190 Bernardo Center Drive
San Diego, CA 92128

      RE:    **BioMed Realty Trust, Inc.**
              **Form 10-K for the Fiscal Year Ended ended December 31, 2009**
              **Filed February 12, 2010**
              **Proxy Statement on Schedule 14A**
              **Filed April 13, 2010**
              **File No. 1-32261**

Dear Mr. Gold:

      We have reviewed your response letter dated July 16, 2010 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 8.  Financial Statements and Supplementary Data, page 57

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 66

Assets and Liabilities Measured at Fair-Value, page 72

1.  We have reviewed your response to prior comment 3.  In future filings, please clarify in your disclosure that securities in publicly traded companies and securities in privately-held companies represent two separate categories of assets.  Consider using the tabular presentation described in ASC 820-10-55-61.

2.  We note from your response to prior comment 3 that equity securities are typically received as consideration either for prepaid rent or lease termination fees.  We further note that you determined that securities in privately-held companies were initially determined to have a de minimis fair value.  Please clarify to us whether you recognized any loss as a result of receiving prepaid rent or lease termination fees with a de minimis fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions regarding comments on the financial statements and related matters.  Please contact Kristina Aberg, Staff Attorney at (202) 551-3404 with any other questions.

Sincerely,


Linda van Doorn
Senior Assistant Chief Accountant